EXHIBIT 12.1

STATEMENT REGARDING COMPUTATION OF RATIO OF EARNINGS TO FIXED CHARGES

PerkinElmer, Inc.
Computation of Ratio of Earnings to Fixed Charges
(Unaudited)

	Fiscal Year Ended
	January 1, 2017	January 3, 2016	December 28, 2014	December 29, 2013	December 30, 2012
	(In thousands, except for ratio)
Fixed charges:
Interest expense and amortization of debt premiums and discounts on all indebtedness	$38,616	$35,010	$33,097	$44,066	$43,702
Interest on rental expense	10,400	10,480	10,560	10,080	11,700
Total fixed charges	49,016	45,490	43,657	54,146	55,402
Earnings:
Income from continuing operations before income taxes	244,068	208,807	123,868	116,681	3,538
Earnings available to cover fixed charges	$293,084	$254,297	$167,525	$170,827	$58,940
Ratio of earnings to fixed charges	6.0	5.6	3.8	3.2	1.1
Deficiency in earnings required to cover fixed charges	$—	$—	$—	$—	$—